    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 19, 1999


                                                        REGISTRATION NO. 0-25507
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                     OR 12(G) OF THE SECURITIES ACT OF 1934


                            ------------------------

                                  IPARTY CORP.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

              DELAWARE                                7373                              13-401 2236
    (STATE OR OTHER JURISDICTION          (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)               IDENTIFICATION NO.)

                            ------------------------

                        41 EAST 11TH STREET, 11TH FLOOR
                            NEW YORK, NEW YORK 10003
                                 (212) 331-1225
         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

     Securities to be registered under Section 12 (b) of the Act: None

     Securities to be registered under Section 12(g) of the Act:

                  TITLE OF EACH CLASS                                  NAME OF EACH EXCHANGE ON WHICH
                  TO BE SO REGISTERED                                  EACH CLASS IS TO BE REGISTERED
--------------------------------------------------------  --------------------------------------------------------
             Common Stock, par value $0.001                                  OTC Bulletin Board

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.

     Some of the statements contained in or incorporated by reference in this Form 10-SB discuss the Company's plans and strategies for its business or state other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. The Company assumes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. These forward-looking statements reflect the current views of the Company's management; however, various risks, uncertainties and contingencies could cause the Company's actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including, without limitation, the following: the success or failure of the Company's efforts to implement its business strategy, the Company's ability to market and brand successfully its on-line party planning concept, changes in the fulfillment partners and other on-line affiliates, changes in consumer demand, changes in general economic conditions, changes in technology, the rate of acceptance of the Internet as a marketing and commercial vehicle, and competition in the Internet party supply and planning business.

ITEM 1. DESCRIPTION OF BUSINESS.


     iParty Corp., a Delaware corporation (the "Company"), is a development stage company that intends to become the premier brand in the on-line party industry and the leading resource on the Internet for consumers seeking party goods, party services, party planning advice and information, and personalized video greetings called "StarGreetings" from celebrities. The Company's web site, www.iparty.com (the "Site"), was initially launched in February 1999.


     From children's birthday parties to weddings, from Super Bowl parties to Halloween, the Company intends to make it easy and convenient for the party giving consumer to select themes, make comprehensive plans, and purchase all of the goods and services for a successful event. The Company's operational goal is to provide a simple, seamless transaction process for the consumer. When the consumer comes to the Site, the consumer will be able to select a theme, fill a virtual shopping basket with goods and services, and pay for everything at one time at the check-out screen. Once the order has been placed, the consumer will be notified of the order's status via e-mail. The consumer will also be able to dial the Company's toll-free number, 1-800-4iParty, to talk to a customer service representative who is knowledgeable about the Company's products.

     Although the consumer will interact only with the Company, the actual fulfillment will come from a network of strategic partners, vendors, or subcontractors. These strategic partners will ship direct to the consumer. Typically, the strategic partners will be catalog companies and/or established direct marketing merchants.


     In furtherance of this strategy, on July 8, 1999 the Company entered into a product fulfillment agreement with Taymark, one of the largest direct marketer's of party supplies in the United States. Pursuant to the agreement, the Company will utilize Taymark's inventory and fulfillment services to deliver merchandise ordered on the Site, or through a toll-free telephone number, directly to consumers. Taymark will purchase the Company's inventory and, in addition, the Company will integrate Taymark's inventory into the Site's store-front. Taymark will provide Company customers with customer service through a toll-free telephone number.


     The initial term of the agreement runs through December 31, 2002 and it may be renewed by the Company under certain circumstances. The agreement contains certain restrictions on competition by Taymark. Nothing in the agreement prohibits the Company fulfilling orders placed on the Site directly or through third-parties.


     The Company has engaged OrderTrust to process credit card payments, authorizations and settlements for orders placed on the Site. Under this agreement, the Company pays OrderTrust a transaction fee of $0.90 for each order processed by OrderTrust, and has agreed to pay a minimum monthly fee of $5,000 in the event that the per-order transaction fees do not reach such amount. In addition, the Company paid OrderTrust a one time set-up fee of $50,000. This agreement runs through December 21, 2000. In July of 1999 the Company replaced OrderTrust by bringing the credit card processing segment of the credit card transaction process in-house and engaging Authorize.net Corporation for credit card authorization and settlement purposes. The Company pays Authorize.Net Corporation a fee of $0.10 per transaction.



     The Company currently has 16 employees.


THE HISTORY OF THE COMPANY

     The Company was previously known as WSI Acquisitions, Inc. and was incorporated under the laws of the State of Texas. On June 30, 1998, in order to change domicile, WSI Acquisitions, Inc. merged with WSI Acquisitions, Corp., a Delaware corporation, with WSI Acquistions Corp. being the surviving entity. Neither WSI Acquisitions Corp. nor WSI Acquisitions, Inc. had operations prior to the merger with iParty Corp.

     On July 2, 1998, iParty Corp., a Delaware corporation, which was a wholly-owned subsidiary of iParty LLC, a Delaware limited liability company, merged into WSI Acquisitions Corp. and WSI Acquisitions Corp. changed its name to iParty Corp. iParty LLC, which was created on December 11, 1997, commenced operations in January 1998 to launch an Internet- based merchant of party goods and services. Shares of the Company's common stock are currently trading on the OTC Bulletin Board under the symbol "IPTY." See "Recent Sale of Unregistered Securities." As a result of the merger, iParty LLC became the majority shareholder of the Company.

DESIGN AND CONTENT OF THE COMPANY WEB SITE


     The initial design, construction, operation and maintenance of the Site was, in large part, out-sourced to the Company's three operating partners, iVillage, Fry MultiMedia ("Fry"), and Ordertrust. The Site was initially launched in February 1999. Over the following two months, the Site was further developed by iParty's internal staff, Ordertrust and Snowmass Technologies. The re-developed Site was launched in April 1999. On August 5, 1999, the Company entered into a fixed fee agreement with Rare Medium, Inc. to develop a new visual identity, additional functionality and a new technical infrastructure to better support the scalability of the Site. The fixed fee for the services provided is $465,000. The re-developed site was launched in October 1999. The Company's goal in designing the Site was, and continues to be, to allow the consumer to easily navigate the Site and to be able to pay for everything ordered in one payment transaction without ever having to leave the Site.



     Currently, the Site contains two (2) key features: the PartyMarket and PartyTalk. PartyMarket resembles a mall of shops devoted entirely to the goods and services that relate to the party theme chosen by the consumer. The PartyMarket's themed channels include birthday, milestone, seasonal, basic and costumes. Within each channel, the consumer can select a specific party, such as anniversaries or weddings in the milestone channel or New Year's Eve in the seasonal channel. Once the consumer has selected a theme, she will be able to order party goods, favors, gift wrap, cards and invitations for direct shipment. As the consumer selects products, they are added to the shopping basket, and when the consumer is finished shopping, the transaction is completed at a simple check-out screen.



     Party Talk is a continuation of the PartyMarket. It carries news, articles and features, and will soon carry gossip from the party circuit. The content is directed at our target consumers: mothers, and party-givers. Articles will include topics such as Tips & Trends, the Craft Corner, the Safety Zone and Party Tips.



     Once fully developed, which is expected to be by the end of the second quarter of 2000, the Site will offer the Party Planner and the Party Resource. The Party Planner will be a resource for party related advice, tips and party planning information. Once a consumer has selected a theme and party, the party planner icon will be displayed. By clicking on the Party Planner icon, the consumer will arrive at the Party Planning page. The Party Planner page will be a "road map" that provides specific tips and ideas for the consumers selected party. The information will include location ideas, activities, decoration tips, and helpful cues as to what products to look for in each of the PartyMarket shops. The Party Resource will be a directory for party related services including entertainers (orchestras, bands, clowns, magicians, pony rides); caterers; bakers; rental firms (tents, furniture, equipment); and facilities operators (skating rinks, pools, bowling alleys). These local partners will be classified advertisers in the party resource directory. Consumers will be able to enter their zip code, and select from a list of service providers.



     The Company also has a wholly-owned subsidiary, StarGreetings, Inc., a Delaware corporation. StarGreetings, Inc. intends to offer a personalized video greeting (called a "StarGreeting") from a celebrity who will talk about the special occasion, such as a birthday, anniversary, etc. StarGreetings plans to offer greetings from celebrities from entertainment, music, fashion, politics and animation.



     Each greeting will last between 60 and 120 seconds and will be downloaded from the Site. The party giver will then play it back on the computer monitor at the appropriate time during the party. When a consumer wants to order a StarGreeting, he or she will click on the StarGreetings icon in the Site and then click on the celebrity of choice. The customer will then select one of several greetings, personalize the greeting with a text message, and submit the order. The StarGreeting's system will then combine the selected greeting with the text message and deliver it.



     As of October 1, 1999, the Company has entered into exclusive StarGreeting contracts with ten (10) celebrities. The Company will continue to attempt to sign up additional celebrities if demand for the StarGreetings product warrants. The agreements are substantially similar and consist of three compensation components: (i) a flat fee; (ii) a commission upon the sale of each greeting (a portion of which is payable to the charity of the celebrities choice); and
(iii) an option to purchase Common Stock. The terms of the agreements range from one to three years.



     The technology underlying the StarGreetings system is licensed to StarGreetings, Inc. through August 15, 2018. The Company pays a 2.5% royalty on the gross revenues received in connection with each greeting.


DEVELOPMENT COSTS.


     Since inception, the Company has spent approximately $1,000,000 on construction of the Site and $100,000 on development of StarGreetings video software. The Company expects to invest a minimum of $1,000,000 on construction and further development of the Site in the next twelve months.


COMPETITION.


     The Company is aware of a few direct competitors to its PartyMarket concept, including eparties.com, birthdayexpress.com and greatentertaining.com. There are also a variety of other types of party resources on the Internet, including party planners, directories and search engines. Additional competitors exist in individual categories, such as Hallmark and American Greetings for cards and invitations; Party City and The Big Party Corporation in the retail party-goods supply businesses; and FTD in the flower arena.


     Party City and The Big Party Corporation have locations throughout the United States. Mr. Perisano, the Chief Executive Officer and a Director of the Company, is a co-founder and a director of and consultant to The Big Party Corporation. While Mr. Perisano remains a director of and consultant to The Big Party Corporation, he is not involved in its day-to-day operations and has permission from its board of directors to engage in e-commerce within the party industry.

     Although barriers to entry are minimal, as new competitors can launch new sites at a relatively low cost, the Company believes that in order to be competitive, the costs can be significant for the development of a robust site, the hiring of human resources with industry knowledge and the marketing costs associated with the building of a widely-recognized brand.


     The Company is unaware of competitors to the StarGreetings concept. However, the Company does recognize the potential that, despite the intended patent protection for the StarGreetings concept, others may see a market and try to compete and develop their own celebrity greeting offering. The Company believes that by being first, by protecting its proprietary rights and by locking celebrities into exclusive agreements, the Company will be able to maintain a competitive advantage.

SALES AND MARKETING.


     The Company intends to pursue several avenues relating to sales and marketing in the next year of operations. The Company intends to utilize both on-line and off-line affiliations for brand building. The Company is currently weighing affiliations with portals and service providers because of their strength in the Company's target customer bases. The Company has formed a strategic marketing relationship with iVillage Inc., a leading online women's network and one of the most demographically targeted online communities on the World Wide Web, that includes a 5-month banner campaign and key placement in the iVillage shopping and editorial sections. This relationship began on June 1, 1999. The Company will pay a total of $80,000 under this agreement.



     On September 29, 1999, the Company entered into an agreement with Kirshenbaum Bond & Partners ("Kirshenbaum") to create a marketing communications program, including public relations. Kirshenbaum will create and execute an integrated print and Internet marketing campaign. Pursuant to the terms of the agreement, the Company will pay Kirshenbaum a fee of $85,000 per month, and certain commissions on advertising they place. Commencing July 31, 2000, the agreement may be terminated on 90 days written notice.



     On September 27, 1999, the Company entered into two separate agreements with America Online, Inc. ("AOL"): a Shopping Channel Promotion Agreement, and an Advertising Purchase Agreement. Pursuant to the terms of the Shopping Channel Promotion Agreement, the Company is to occupy Featured Branding Position on the front page of AOL's Kid's, Toys & Babies Commerce Center. The position will feature a direct link to the Site. The Company will also occupy a Gold Position in AOL's Tabletop & Entertainment Commerce Center, The Company will pay AOL $1.35 million in connection with those agreements.



     On August 11, 1999, the Company entered into an 18 month agreement with LinkShare Corporation to provide services, using LinkShare's proprietary software, to facilitate establishing links between the Company and tracking sales through such affiliates. The Company paid LinkShare a one-time fee of $5,000 and will pay commissions of 2.0%-2.5% for sales completed through the system.


PATENTS AND TRADEMARKS.


     The proprietary technology underlying the StarGreetings system is licensed to StarGreetings for 20 years pursuant to a License Agreement dated August 15, 1998, by and between StarGreetings and Star Greetings, LLC, a Delaware limited liability company (the "Licensor"). See "Certain Relationships and Related Transactions."



     StarGreetings: A provisional patent application for the Company's StarGreetings "athlete/celebrity" video greeting concept was filed with the U.S. Patent and Trademark Office on November 20, 1998 in the name of Mr. Byron Hero, a former director and the former Chief Executive Officer of the Company and a principal shareholder of the Company. Mr. Hero has agreed to assign the patent, if issued, to StarGreetings LLC which will assign the patent to StarGreetings, Inc. The Company anticipates that a non-provisional application relating to the StarGreeting concept will be filed by November 20, 1999.



     The Company has applied for the trademarks "iParty", "iParty.com" and "StarGreetings". The applications for the trademarks "iParty" and "iParty.com" were filed with the U.S. Patent and Trademark Office on April 29, 1999. The application for the trademark "StarGreetings" was filed with the U.S. Patent and Trademark Office on August 17, 1999.


     The Company owns the following URLs:

             o iParty.com

             o iLiquor.com

             o iLiquors.com

             o iBakers.com

             o iInvite.com


             o Superstargreetings.com



             o Partygram.com

             o iPartygram.com



             o Partygram.net



             o iPartygram.net



             o Yofiesta.com



             o Yofiesta.net


YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

     State Of Readiness


     The Company has made an assessment of the Year 2000 readiness of its operating, financial and administrative systems, including the hardware and software that support its systems. The Company's assessment plan consisted of:


             o quality assurance testing of its internally developed proprietary software;

             o contacting third-party vendors and licensors of material hardware, software and services that are both directly and indirectly related to the delivery of the Company's services to its users;

             o contacting vendors of third-party systems;

             o assessing repair or replacement requirements;

             o implementing repair or replacement;

             o implementation of the plan; and

             o creating of contingency plans in the event of Year 2000 failures.


     The Company performed a Year 2000 simulation on its systems during the third quarter of 1999 to test system readiness. All of the Company's systems were designed subsequent to January 1, 1999, well after the year 2000 compliance problem was identified. Accordingly, all of the systems the Company has developed use four digits to identify the year rather than two digits. Based on the simulation, the Company believes that each of its material systems is Year 2000 compliant. The Company will, if necessary, revise its internally developed proprietary software as necessary to improve its Year 2000 compliance. Many vendors of material hardware and software components of the Company's systems have indicated that the products the Company's use are currently Year 2000 compliant. The Company has required vendors of its other material hardware and software components to provide assurances of their Year 2000 compliance. This process has been completed and the Company does not believe that its systems will need to be revised or replaced.


  Costs To Date

     The Company has not incurred any material expenditures in connection with identifying, evaluating or addressing Year 2000 compliance issues. Most of its expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. At this time, the Company does not possess the information necessary to estimate the potential costs of revisions to its systems should such revisions be required or the replacement of third-party software, hardware or services that are determined not to be Year 2000 compliant. Although the Company does not anticipate that such expenses will be material, such expenses, if higher than anticipated, could have a material adverse effect on the Company's business, results of operations and financial condition.

ITEM 2. PLAN OF OPERATION.

GENERAL.


     The Company launched the Site in February 1999. To date, the Company has only generated de minimus revenues and expects to begin to generate revenues by the end of 1999. There can be no assurance that the Company will ever generate substantial revenues. In August and September of 1999 the Company sold an aggregate of $22.9 million of convertible preferred stock and redeemable common stock purchase warrants in private offerings. The financings included the conversion of the Company's $2.0 million of outstanding senior debt. Net proceeds to the Company from the financings was approximately $21.3 million (including the conversion of the $2.0 million in debt and interest thereon). The Company believes, based on currently proposed plans and assumptions relating to its operations, that the net proceeds from the financings and related accrued interest, together with anticipated revenues from operations, will be sufficient to fund the Company's operations and working capital requirements for at least 12 months. In the event that the Company's plans or assumptions change or prove inaccurate (due to unanticipated expenses, increased competition, unfavorable economic conditions, or other unforeseen circumstances) the Company could be required to seek additional financing sooner than currently expected. There can be no assurance that such additional funding will be available to the Company, or if available, that the terms of such additional financing will be acceptable to the Company.



     The Company incurred approximately $1.47 million for the six months ended June 30, 1999 and $2.3 million from inception through June 30, 1999 in general and administrative expenses. The general and administrative expenses from inception through June 30, 1999 include salaries ($900,000), operating costs ($400,000), professional fees and consultants ($550,000), marketing expenses ($100,000) and StarGreetings ($350,000).



     The Company incurred approxmately $95,000 for the six months ended
June 30, 1999 and $250,000 from inception through June 30, 1999 in stock based compensation expenses. The stock based compensation expenses from inception through June 30, 1999 resulted from stock options granted to consultants ($104,000) and stock options granted to StarGreetings celebrities ($146,000).



     The Company incurred approximately $273,000 for the six months ended
June 30, 1999 and from inception through June 30, 1999 in loss resulting from abandonment of capitalized software. This loss was due to a write-off of website development costs incurred during 1998. On March 31, 1998, it was determined that the costs, which had been capitalized as property and equipment as of December 31, 1998, were abandoned when the Company selected new vendors for support of its website, necessitating the creation of a new website and integration components. During the first and second quarters of 1999, the Company incurred approximately $147,000 in website development costs in efforts to re-develop the website. These costs have been capitalized in accordance with GAAP.



     The Company expects its initial revenues to be derived from several sources, but as with most e-commerce businesses, especially a development stage company such as the Company, risks of operations are inherent and are largely dependent on the economy and levels of consumer demand. The Company expects that its initial revenues will be derived from retail sales to consumers of party related goods. The Company anticipates that future revenues may be derived from
(i) commissions or royalties paid by strategic partners for orders received through the Company; (ii) sales of StarGreetings personalized messages; and
(iii) advertising on the Site's pages, particularly the content features such as the Party Planner and PartyTalk.


     The Company expects to hire between five and ten additional employees in the next six months as the needs of the Company may require to sustain growth, and to remain competitive and creative.

THE SITE.

     The Company is launching the Site in two stages, as follows:


     First Stage. Currently, the Site contains the PartyMarket and PartyTalk. In this first stage, the Company offers party related products, costumes, music and editorial content. On-site shopping is currently limited to party goods, favors, gift wrap, cards and invitations. During this stage Taymark is responsible for consumer fulfillment and customer service.

     Second Stage. By the end of the first quarter of 2000, the Company expects to expand the PartyMarket offering to include cakes, gifts, flowers, food and beverages. During the first and second quarter of 2000, the Company expects to continue to introduce additional features to the Site, such as the Party Planner, the Party Resource, Gift Registry, Party Workbook, Party Web Page, Photo Gallery, Birthday Club, interactive party planning tools and an Invitation Channel.




ACQUISITIONS.


     The Company operates in an un-branded business arena which has many small players. As a result, the Company is considering consolidating the field through acquisitions of other entities. Any determination to make an acquisition will be based upon a variety of factors, including, without limitation, the purchase price and other financial terms of the transaction, the business prospects, and the extent to which any acquisition would enhance the Company's prospects. The Company is not currently engaged in identifying any potential acquisition and has no plans, agreement, understanding, or arrangement with respect to any acquisition.

ITEM 3. DESCRIPTION OF PROPERTY.


     The Company leases office space at 41 East 11th Street, 11th Floor, New York, NY 10003 from TechSpace LLC. The lease commenced November 1, 1998 for an initial term of three (3) months, which expired on February 28, 1999. On March 1, 1999 the lease automatically renewed for a three month period, upon the same terms and conditions. The Company entered into a new lease on May 1, 1999 which expired on August 1, 1999. The Company has extended the term of the lease and leased additional space in the facility. The total monthly rent is $9,700 with an additional variable monthly service fee of an average of $2,500 depending on office equipment usage. Management believes that such space is adequate for its immediate needs. This property is used by the Company for office space and the Company believes that this space is adequately covered by its insurance.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of October 1, 1999, (i) by each person who is known by the Company to beneficially own more than 5% of the Company's Common Stock, (ii) by each of the Company's directors, (iii) by each named executive officer listed on the Executive Compensation table in Item 6 and
(iv) by all executive officers and directors as a group. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. As of October 1, 1999, there were 11,005,691 shares of Common Stock issued and outstanding. In addition, as of October 1, 1999, there were 1,000,000 shares of Series A Preferred Stock issued and outstanding (which are immediately convertible into 1,000,000 shares of Common Stock), 1,044,593 shares of Series B Preferred Stock issued and outstanding (which are immediately convertible into 10,445,930 shares of Common Stock) and 100,000 shares of Series C Preferred Stock issued and outstanding (which are immediately convertible into 1,000,000 shares of Common Stock).



                                                                                     NUMBER OF
                                                                                    COMMON SHARES
                                                                                    BENEFICIALLY      PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                                               OWNED(2)         CLASS
---------------------------------------------------------------------------------   --------------    ----------
Sal Perisano.....................................................................         75,000(3)          *
Maureen Broughton Murrah.........................................................        250,000(4)      2.22%
Robert H. Lessin ................................................................      7,348,268(5)(7)  59.48%
  c/o WIT Capital
  826 Broadway, 6th Floor
  New York, NY 10003
James McCann ....................................................................        699,600(6)      6.36%
  1-800 Flowers
  1000 Stewart Avenue
  Westbury, NY 11590

                                                                                     NUMBER OF
                                                                                    COMMON SHARES
                                                                                    BENEFICIALLY      PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                                               OWNED(2)         CLASS
---------------------------------------------------------------------------------     ----------        ------
iParty LLC ......................................................................      6,000,000(7)      54.5%
  c/o Robert H. Lessin
  826 Broadway, 6th Floor
  New York, NY 10003
Ajmal Khan ......................................................................        565,000(8)      4.89%
  The Verus Group, Suite 2000
  1177 West Hastings Street
  Vancouver, British Columbia
  Canada V6E 2K3
Stuart G. Moldaw ................................................................        125,000(9)      1.12%
  700 Airport Boulevard
  Burlingame, California 94010
Byron Hero ......................................................................        700,000(10)      6.3%
  420 East 54th Street
  New York, New York 10022
Roccia Partners, L.P. ...........................................................      1,796,000(11)    14.03%
  826 Broadway
  New York, NY 10003
Boston Millennia Partners, LP ...................................................      1,000,000(12)     8.33%
  30 Rowes Wharf
  Suite 330
  Boston, MA 02110
Hampton Associates Limited ......................................................        703,362(13)      6.0%
  1702 Dina House
  Ruttonjee Centre
  11 Duddell Street
  Central Hong Kong
All officers and directors ......................................................      8,363,268        62.67%
  as a group (5 persons)


------------------
  * Less than one percent (1%).

 (1) Unless otherwise indicated, all addresses are c/o iParty Corp., 41 East 11th Street., 11th Floor, New York, New York 10003.

 (2) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and unless otherwise indicated, represents shares for which the beneficial owner has sole voting and investment power. The percentage of class is calculated in accordance with Rule 13d-3.

 (3) Includes 75,000 shares which may be acquired upon the exercise of presently exercisable options issued pursuant to the Company's 1998 Incentive and Nonqualified Stock Option Plan (the "Plan")(50,000 options in connection with his consulting agreement with the Company and 25,000 options in connection with his role as Director of the Company. See "Executive Compensation.")

 (4) Includes 250,000 shares of Common Stock which may be acquired upon the exercise of presently exercisable options issued pursuant to the Plan.


 (5) Includes (i) 6,000,000 shares of Common Stock owned by iParty LLC, in which Mr. Lessin is a member and the manager and a 78.34% owner; (ii) 75,000 shares of Common Stock which may be acquired upon the exercise of presently exercisable options issued pursuant to the Plan, (iii) 273,268



                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

     shares of Common Stock which may be acquired upon the exercise of presently exercisable warrants, and (iv) 1,000,000 shares of Common Stock which may be acquired upon the conversion of 100,000 shares of presently convertible Series B Convertible Preferred Stock.


 (6) Includes 699,000 shares of Common Stock owned by iParty LLC, in which Mr. McCann is a member and a 11.66% owner. Such shares represent his ownership interest in iParty LLC.

 (7) iParty LLC is a Delaware limited liability company and a 54.5% shareholder of the Company. Mr. Lessin is the manager and 78.334% owner of iParty LLC.


 (8) Includes 75,000 shares of Common Stock which may be acquired upon the exercise of presently exercisable options issued pursuant to the Plan, and 25,000 shares of Common Stock held by Verus Capital Corp., of which Mr. Khan is the sole stockholder. Also includes presently exercisable options, held by Verus Capital Corp., to purchase 225,000 and 240,000 shares of Series A Preferred Stock from Henslowe Trading Limited and Ruffino Developments Limited, respectively.



 (9) Includes 100,000 shares of Common Stock which may be acquired upon the conversion of 10,000 shares of presently convertible Series B Convertible Preferred Stock and 25,000 shares of Common Stock which may be acquired upon the exercise of presently exercisable options issued pursuant to the plan.



(10) Includes 600,000 shares of Common Stock owned by iParty LLC, in which Mr. Hero is a member and a 10% owner, such shares represent Mr. Hero's membership interest in iParty LLC. Also includes 100,000 shares which may be acquired by the exercise of presently exercisable options issued pursuant to the Plan.



(11) Includes 1,796,000 shares of Common Stock which may be acquired upon the conversion of 179,600 shares of presently convertible Series B Convertible Preferred Stock.



(12) Includes 1,000,000 shares of Common Stock which may be acquired upon the conversion of 100,000 shares of presently convertible Series C Convertible Preferred Stock.



(13) Includes 448,420 shares of Common Stock which may be acquired upon the conversion of 44,842 shares of presently convertible Series B Convertible Preferred Stock and 254,942 shares of Common Stock which may be acquired upon the exercise of presently exercisable warrants.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS AND PROMOTERS.

     The following sets forth, are the names of the Company's directors and executive officers.


NAME                                               AGE                       POSITION
------------------------------------------------   ---   ------------------------------------------------
Sal Perisano....................................   48    Chief Executive Officer, Director
Maureen Broughton Murrah........................   36    President, Director
Patrick Farrell.................................   31    Senior Vice President, Chief Financial
                                                           Officer
Ajmal Khan......................................   37    Director
Robert H. Lessin................................   44    Director
Stuart G. Moldaw................................   72    Director



     The Company has no nominating committee. The Company has an audit committee consisting of Messrs. Khan and Moldaw, and a compensation committee consisting of Messrs. Kahn and Perisano. The Company also has an executive committee consisting of Messrs. Perisano, Lessin and Moldaw. The Company currently does not carry any key-man life insurance on any of its officers.


     Set forth below is biographical information about the Directors and Executive Officers of the Company.

     Sal Perisano has been a Director of the Company since October 1998 and the Chief Executive Officer since April 15, 1999. In December 1992, Mr. Perisano co-founded The Big Party Corporation, a retail chain of 51 party supply stores, headquartered in West Roxbury, Massachusetts. Mr. Perisano served as President and Chairman of The Big Party Corporation from 1992 to January 1999.
Mr. Perisano currently serves as a
director of and a consultant to The Big Party Corporation. In 1981, he co-founded Videosmith, which became Boston's dominant video retailer. In 1989 Videosmith was sold to a publicly traded company called Xtravision PLC, which owned 250 stores throughout the U.K. and Ireland. Mr. Perisano stayed on as director and was later named Chief Executive of the parent company, which was subsequently acquired by Blockbuster Video. Mr. Perisano holds a B.A. from Boston College and an M.A. from Harvard University.

     Maureen Broughton Murrah has been President of the Company since July 1998. From 1996 until joining the Company in 1998, Ms. Murrah was a senior account executive at Nike, Inc. ("Nike") where she directed all major national account programs for Nike's new equipment business (skates, sunglasses, watches, and other hard goods). Prior to joining Nike, from early 1993 until 1996, she was Vice President of Merchandising and Marketing at Danskin, Inc., an apparel company, where she directed all aspects of the Danskin brand business, including design, merchandising, marketing, advertising, and public relations.


     Patrick Farrell has been Senior Vice President and the Chief Financial Officer of the Company since April 1999. From 1996 until joining the Company, Mr. Farrell was Director, Financial Planning & Analysis and Controller for N2K Inc. where he recently helped negotiate that company's merger with CDnow. Prior to N2K, he served as Controller at EMI Music Group/Angel Records and as Manager of Finance and Accounting at Polygram/DefJam Recordings, Inc. He began his professional career at Arthur Andersen & Co., where he was an Audit Senior when he left in 1994. Mr. Farrell holds an M.B.A. from New York University and graduated with honors in Accounting from Temple University and is a Certified Public Accountant.



     Ajmal Khan has been a Director of the Company since July 1998. Mr. Khan is founder and President of the Verus Capital Corp. ("Verus"), a diversified investment group. Mr. Khan founded Venus and has been its President since 1987. Verus is involved in the ownership of hotels; venture capital financing; corporate acquisitions; and several joint ventures entailing name brand franchising and licensing. Mr. Khan also has a joint venture interest in Barakaat Holdings Ltd., a sports marketing company. Since October, 1998 he has also served as a Director of Advanced Bodymetrics, Inc., a publicly traded high-tech company dedicated to developing sports wristwatches that are able to monitor and display various functions of the human body. Mr. Khan is also a director of Wattage Monitor, Inc., a provider of electricity and power.


     Robert H. Lessin has been a Director of the Company since July 1998.
Mr. Lessin has been Chairman and Chief Executive of Wit Capital Corp., an on-line broker-dealer, since April 1998. From 1993 until 1997, Mr. Lessin was Vice Chairman of Salomon Smith Barney, where he served as Head of its Investment Banking Division. Mr. Lessin also serves on the Board of Directors of CBS MarketWatch.com, a financial and news provider on the Internet.


     Stuart G. Moldaw has been a director of the Company since October 1999. Mr. Moldaw has been Chairman of Gymboree Corporation, a speciality retailer of apparel and accessories for children, since 1994. From 1980 through February 1990 Mr. Moldaw served as a general partner of U.S. Venture Partners and he currently serves as a special venture partner of such entity. Mr. Moldaw also serves as a director and Chairman Emeritus of Ross Stores, Inc., an off-price retailer of apparel and home accessories.


ITEM 6. EXECUTIVE COMPENSATION.

DIRECTOR COMPENSATION.

     Pursuant to the Plan, each non-employee director will be granted, on the effective date of the commencement of his term as director, options to purchase 25,000 shares of Common Stock. In addition, each director who is not an executive officer of the Company is to be granted, on an annual basis on the last trading date in August of each year, commencing August 1998, options to acquire 25,000 shares of Common Stock, at an exercise price equal to the fair market value of the underlying common stock on the date of grant.

SUMMARY EXECUTIVE OFFICER COMPENSATION TABLE.

     The following summarizes the aggregate cash compensation paid during 1998 (see footnotes below) to the Company's Chief Executive Officer and any officer who is expected to earn more than $100,000 in salary and bonus pursuant to their contracts. Currently, options have been granted to management as indicated below.


NAME AND PRINCIPAL                                                                OTHER ANNUAL    SECURITIES UNDERLYING
POSITION                                                           1998 SALARY    COMPENSATION     OPTIONS/SAR'S
----------------------------------------------------------------   -----------    ------------    ---------------------
Byron Hero, ....................................................    $ 250,000(2)   $   12,000(3)           300,000(6)
Former Chief Executive Officer(1)
Maureen Broughton Murrah, ......................................    $ 150,000(4)                           300,000(5)
  President


------------------

(1) Mr. Hero resigned as Chief Executive Officer of the Company on April 14, 1999. Mr. Hero did not receive any severance payment in connection with such resignation.



(2) Represents annualized salary. Mr. Hero did not begin his employment with the Company until July 7, 1998.


(3) Represents maximum annual car allowance.

(4) Represents annualized salary. Ms. Murrah did not begin her employment with the Company until July 6, 1998.

(5) Represents options with respect to 250,000 shares currently vested, and options with respect to 50,000 shares of Common Stock scheduled to vest on January 6, 2000.


(6) Represents options with respect to 300,000 shares of Common Stock vested on January 15, 1999, and are exercisable at $2.50 per share.


EMPLOYMENT AND CONSULTING AGREEMENTS.

     The Company and Mr. Perisano, a director of the Company, entered into a consulting agreement for the services of Mr. Perisano and his wife, Dorice Dionne. The consulting period terminates on December 31, 1999. Pursuant to this agreement, Mr. Perisano was entitled to options to purchase 25,000 shares of Common Stock, at the price on the date of grant ($1.43), and additional options to purchase 25,000 shares of Common Stock in the event their consulting hours exceed 100. Their consulting hours exceeded 100 on January 19, 1999. Consequently, Mr. Perisano was granted options to purchase 25,000 shares of Common Stock at an exercise price of $5.38 per share, the price of the Common Stock on such date.


     The Company and Mr. Perisano have entered into an employment agreement which provides for him to act as Chief Executive Officer of the Company for a term expiring on March 30, 2002 and devote substantially his full working time and attention to the Company provided that he may continue fulfill his duties and obligations to The Big Party Corporation as a consultant and a member of its board of directors. The agreement provides for an initial annual salary of $150,000, which amount will be increased to $250,000 commencing January 1, 2000 plus a discretionary bonus to be determined by the Board of Directors. As described in the agreement, on March 30, 1999 Mr. Perisano was granted options to purchase an aggregate of 337,500 shares of Common Stock pursuant to the Plan with an exercise price equal to the fair market value of the Common Stock on the date of grant ($3.75). Such options shall vest as follows: provided that Mr. Perisano remains continuously employed by the Company, options with respect to 112,500 shares of Common Stock shall vest on 30th day of March of each of the years 2000, 2001, and 2002, respectively. As further described in the agreement, on August 26, 1999 Mr. Perisano was granted options to purchase an aggregate of 434,730 shares of Common Stock pursuant to the Plan. Such options shall vest as follows: provided that Mr. Perisano remains continuously employed by the Company, options with respect to 114,910 shares of Common Stock shall vest on the 26th day of August of each of the years 2000, 2001, and 2002, respectively. The agreement provides that if Mr. Perisano is terminated without cause, or resigns for

"good reason" he will be entitled to receive his then current salary for a period of nine months. The agreement contains certain restrictions on competition.


     The Company and Ms. Murrah entered into an employment agreement, dated July 6, 1998 and expiring on July 6, 2001. The agreement provides that she will act as President of the Company, devote substantially her full working time and attention to the Company, and provides for an annual salary of $150,000, plus a discretionary bonus to be determined by the Board of Directors. In addition, Ms. Murrah will be granted stock options to purchase an aggregate of 300,000 shares of Common Stock pursuant to the Plan which vest as follows: options with respect to 250,000 shares of Common Stock are currently vested, and provided that Ms. Murrah remains continuously employed by the Company, options with respect to 50,000 shares of Common Stock shall vest on January 6, 2000. If the employment agreement is terminated by the Company without cause, Ms. Murrah is entitled to receive an amount equal to any unpaid out-of-pocket necessary expenses as contemplated under the employment agreement and one-half of the amortized annual amount of the base salary then in effect. The employment agreement also provides for a one year non-compete following the termination of Ms. Murrah's employment.

     The Company and Mr. Farrell entered in an employment agreement, dated
March 12, 1999 which provides for Mr. Farrell to serve as Chief Financial Officer of the Company for a term which expires on December 31, 2000. The agreement provides for an initial base salary of $115,000 per year. In connection with the Agreement Mr. Farrell was granted options to purchase an aggregate of 115,000 shares of Common Stock pursuant to the Plan. So long as Mr. Farrell remains continuously employed by the Company, options with respect to 50,000 shares shall vest on August 1, 1999 and options with respect to the remaining 65,000 shares shall vest on February 1, 2000. If the employment agreement is terminated by the Company without cause, Mr. Farrell is entitled to receive his full then current base salary for a period of three months from the date of termination and half of his then current base salary for a period of three months thereafter.


     The Company and Mr. Moldaw, a director of the Company, entered into a Consulting Agreement, dated September 7, 1999. The agreement has a term of three years but may be terminated by either party upon 90 days' written notice. Pursuant to the terms of agreement, Mr. Moldaw was granted options to purchase 100,000 shares of Common Stock with an exercise price of $2.00 per share. Such options vest as follows: provided that Mr. Moldaw is still providing consulting services to the Company, options with respect to 33,334 shares of Common Stock shall vest on September 6, 2000 and options with respect to an additional 33,333 shares of Common Stock shall vest on each of September 6, 2001 and 2002, respectively.



     The Company and Mr. Byron Hero, the former Chief Executive Officer and a former Director of the Company, entered into a consulting agreement dated April 14, 1999. In connection with the consulting agreement, the employment agreement, dated July 7, 1998 between the Company and Mr. Hero (the "Prior Agreement") was terminated and Mr. Hero resigned as Chief Executive Officer and a Director of the Company. Mr. Hero did not receive any severance payment in connection with his resignation as Chief Executive Officer of the Company. Pursuant to the terms of the consulting agreement, Mr. Hero shall serve as non-executive Chairman of StarGreeting, Inc., a wholly-owned subsidiary of the Company, until April 14, 2000. During the term of the agreement, Mr. Hero shall receive a fee (the "Fee") of $20,833.33 per month. If Mr. Hero is terminated for any reason during the first six months of the term(other than for a violation of the agreement's prohibition on competition) then Mr. Hero shall be entitled to receive the Fee for the remainder of such initial six month period. In the event Mr. Hero is terminated other than For Cause after such initial six month period, Mr. Hero shall be entitled to six months Fee, payable in six equal monthly installments. The agreement contains certain prohibitions on competition. Pursuant to terms of the Prior Agreement, Mr. Hero was granted options to purchase an aggregate of 300,000 shares of Common Stock Pursuant to Plan. Such options remain in effect. Options to purchase 50,000 shares have vested, and provided that Mr. Hero remains engaged by the Company on the following dates, options to acquire 50,000 shares shall vest on each such date: July 15, 1999, January 15, 2000, July 15, 2000, January 15, 2001, July 15, 2001.

STOCK OPTION PLAN


     In July 1998, the Company's Board of Directors adopted the Incentive and Nonqualified Stock Option Plan (the "Plan"), under which there are currently 4,000,000 shares of Common Stock reserved for issuance. The Plan provides for the award of options, which may either be incentive stock options ("ISOs") within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code") or non-qualified options ("NQOs") which are not subject to special tax treatment under the Code. The Plan is administered by the Board or a committee appointed by the Board (the "Administrator"). Officers, directors, key employees of, and consultants to, the Company or any parent or subsidiary corporation selected by the Administrator are eligible to receive options under the plan. Subject to certain restrictions, the Administrator is authorized to designate the number of shares to be covered by each award, the terms of the award, the dates on which and the rates at which options or other awards may be exercised, the method of payment and other terms.


     The exercise price for ISOs cannot be less than the fair market value of the stock subject to the option on the grant date (110% of such fair market value in the case of ISOs granted to a stockholder who owns more than 10% of the Company's Common Stock). The exercise price of a NQO shall be fixed by the Administrator at whatever price the Administrator may determine in good faith. Unless the Administrator determines otherwise, options generally have a 10-year term (or five years in the case of ISOs granted to a participant owning more than 10% of the total voting power of the Company's capital stock). Unless the Administrator provides otherwise, options terminate upon the termination of a participant's employment, except that the participant may exercise an option to the extent it was exercisable on the date of termination for a period of time after termination. Generally, awards must be exercised by cash payment to the Company of the exercise price. However, the Administrator may allow a participant to pay all or a portion of the exercise price by means of stock.

     In the event of any change in the outstanding shares of Common Stock by reason of any reclassification, recapitalization, merger, consolidation, reorganization, spin-off, issuance of warrants or rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend or similar change in the corporate structure, the Administrator shall make an appropriate adjustment in the aggregate number of shares available under the Plan and in the number of shares and price per share subject to outstanding options. In the event that the Company is reorganized, consolidated, or merged with another corporation, or if all or substantially all of the assets of the Company are sold or exchanged, the holder of the option is entitled to receive upon the exercise of his or her option, the same number and kind of shares of stock as he or she would have been entitled to receive upon the happening of any such corporate event as if he had exercised such option and had been immediately prior to such event, the holder of the number of shares covered by such option.

     The Administrator may, at any time, modify, amend or terminate the Plan as is necessary to maintain compliance with applicable statutes, rules or regulations; provided, however, that the Administrator may condition the effectiveness of any such amendment on the receipt of stockholder approval as may be required by applicable statute, rule or regulation. In addition, the Plan may be terminated by the Board of Directors as it shall determine in its sole discretion, in the absence of stockholder approval; provided, however, that any such termination will not adversely alter or impair any option awarded under the Plan prior to such termination without the consent of the holder thereof.

     Directors who are not executive officers of the Company are entitled to options to acquire 25,000 shares of Common Stock at the beginning of their term as director. In addition, non-executive officer directors are entitled to options to acquire 25,000 shares of Common Stock annually, on the last trading day in August, at an exercise price equal to the fair market value of the stock on the date of grant. These options vest on the date of the grant. The secretary of the Company is entitled to receive the same option compensation as directors who are not executive officers of the Company.

     In addition to those options granted to the Company's non-executive officer directors under the Plan, the following paragraph summarizes the options that have been granted pursuant to the Plan to the Company's Executive Officers.

     Pursuant to his consulting agreement, Mr. Perisano was granted options to acquire 50,000 shares of Common Stock, at an exercise price equal to the fair market value on the date of grant. In addition, he was granted options to purchase 25,000 shares of Common Stock, at an exercise price equal to the fair market value on the date of grant, upon his election as a Director. These options are currently exercisable. In addition, in connection with his appointment as Chief Executive Officer of the Company on March 30, 1999,
Mr. Perisano was granted options to purchase an aggregate of 337,500 shares of Common Stock with an exercise price equal to $3.75 per share. In addition, on August 26, 1999 Mr. Perisano was granted options to purchase an additional 434,730 shares of Common Stock at an exercise price of $2.00 per share. These options vest as provided in his employment agreement described above. Pursuant to her employment agreement, Ms. Murrah was granted options to acquire an aggregate of 300,000 shares of Common Stock at an exercise price of $2.50. These options will vest according to the schedule set forth in her employment agreement, described above. Pursuant to his employment agreement, Mr. Farrell was granted options to acquire an aggregate of 115,000 shares of Common Stock at an exercise price of $3.63 per share. In addition, on October 11, 1999
Mr. Farrell was granted options to purchase an additional 75,000 shares of Common Stock at an exercise price of $3.81 per share. These options vest in equal installments over three years. These options will vest according to the schedule set forth in his employment agreement, described above. Mr. Hero was granted options to acquire an aggregate of 300,000 shares of Common Stock at an exercise price of $2.50. These options will vest according to the schedule set forth in his consulting agreement, described above.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

STARGREETINGS LICENSE

     Star Greetings, Inc. a wholly owned subsidiary of the Company (the "Licensee") licenses the StarGreetings concept (the "StarGreetings Concept") from StarGreetings, LLC (the "Licensor"). Mr. Hero, a former director and the former Chief Executive Officer of the Company, is a member and the manager of the Licensor, and is the creator of the StarGreetings concept. Pursuant to a license agreement dated as of August 15, 1998, by and between the Licensor and the Licensee (the "License Agreement"), the Licensee was granted exclusive, perpetual and worldwide rights to use the StarGreetings Concept for a twenty
(20) year term, expiring August 15, 2016.

     Pursuant to the License Agreement, the Licensee will be permitted to sell StarGreetings for general audiences (excluding adult content versions) on its two current URLs located on the world wide web at "Stargreetings.com" and "iParty.com."

     In exchange for the license for use of the StarGreetings Concept, the Licensee has agreed to pay the Licensor 2 1/2% (the "Royalty") of the gross revenues received by the Licensee from the sale of StarGreetings. The Royalty is to be paid to Licensor within fifteen days after the end of each fiscal quarter.

     The License Agreement terminates in the event of a change of control in the Licensee or a change of control in the Company, the parent of the Licensee. For purposes of the License Agreement, the term change in control includes any merger or consolidation in which the Licensee is not the surviving entity, and a sale of more than 49% of the assets or stock of the Licensee to a third party or a change of control of the Company, the Licensee's parent.



FINDER'S FEE AGREEMENT WITH FORMER DIRECTOR



     iParty LLC and Mr. Hero, entered into an agreement prior to Mr. Hero becoming a Director or officer of the Company in April 1998, which calls for him to receive a finder's fee in the amount of 5% of the first $2,000,000 in equity raised from any party introduced by him (the "Finder's Fee Agreement"). The Company has assumed the obligations of iParty LLC under the Finder's Fee Agreement. In connection with the Finder's Fee Agreement, $2,000,000 was raised. As a result, the Company paid Mr. Hero $100,000. Mr. Hero is not a registered broker-dealer.

FUNDING AGREEMENT WITH CERTAIN DIRECTORS


     The Company entered into a Funding Agreement, dated as of March 31, 1999 and amended as of April 14, 1999, with Mr. Ajmal Khan and Mr. Robert H. Lessin, Directors of the Company (the "Funding Agreement"). Pursuant to the terms of the Funding Agreement each of Mr. Kahn (or his designees) and Mr. Lessin advanced certain funds to the Company. In connection with each such funding, the funding party received a 10% Senior Secured Promissory Note for the amount funded and warrants to purchase such number of shares of Common Stock equal to the amount funded divided by the closing bid price of the Common Stock on the date of each such funding. $2,000,000 was funded pursuant to the Funding Agreement and warrants to purchase 528,210 shares of Common Stock were issued at a weighted-average exercise price of $3.79.


EMPLOYMENT AGREEMENT WITH SPOUSE OF DIRECTOR AND EXECUTIVE OFFICER


     The Company has entered into an Employment Agreement with Dorice Dionne, the wife of Sal Perisano, the Chief Executive Officer and a Director the Company. The agreement provides that she will act as Senior Vice President--Merchandising for a term expiring on March 30, 2002 and devote substantially her full working time and attention to the Company provided that she may continue to fulfill her duties and obligations to The Big Party Corporation as a consultant. The agreement provides for an initial annual salary of $100,000, which amount will be increased to $125,000 commencing January 1, 2000, plus a discretionary bonus to be determined by the Board of Directors. As described in the agreement, on March 30, 1999 she was granted options to purchase an aggregate of 337,500 shares of Common Stock pursuant to the Plan with an exercise price equal to the fair market value of the Common Stock on the date of grant ($3.75 per share). Such options shall vest as follows: provided that she remains continuously employed by the Company, options with respect to 112,500 shares of Common Stock shall vest on the 30th day of March of each of the years 2000, 2001, and 2002, respectively. The agreement provides that if she is terminated without cause, she will be entitled to receive her then current salary for a period of six months. The Agreement contains certain customary restrictions on competition.


ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK


     The Company's Restated Certificate of Incorporation authorizes the issuance of an aggregate of 50,000,000 shares of Common Stock, par value $.001 per share. As of October 1, 1999, there were 11,005,691 shares of Common Stock issued and outstanding. As of October 1, 1999, the number of holders of the Company's Commoon Stock was at least 94. Each holder of record of Common Stock is entitled to one vote for each share held on all matters promptly submitted to the stockholders for their vote. Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. The Company has not paid a dividend and it is not anticipated that any cash dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future cash dividends, if any, will depend on the Company's need for working capital and its financial condition at the time. Shares of Common Stock are not redeemable, carry no preemptive rights, or other rights to subscribe for additional shares of Common Stock in the event of an offering. All outstanding shares of Common Stock are fully paid and non-assessable.




PREFERRED STOCK



     The Company's Restated Certificate of Incorporation authorizes the issuance of an aggregate of 10,000,000 preferred shares, par value $.001 per share (the "Preferred Shares"). The Board of Directors is authorized from time to time to issue the Preferred Shares as Preferred Shares of any series and in connection with the creation of each such series, to fix by resolution or resolutions providing for the issue of shares thereof, the number of shares of such series, the designations, powers and preferences and rights and the qualifications, limitations and restrictions of such series to the full extent now or hereafter permitted by the laws of the State of Delaware. At present, the Company's Board of Directors has designated the following classes of Preferred Shares: (i) 1,000,000 shares as Series A Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), all of which are currently issued and outstanding; (ii) 1,150,000 shares as Series B Convertible Preferred Stock, par value $.001 per share (the "Series B Preferred Stock"), 1,044,953 shares of which are currently issued and outstanding; and (iii) 100,000 shares as Series C Convertible Preferred Stock, par value $.001 per share (the "Series C Preferred Stock"), all of which are currently issued and outstanding.



  Series A Preferred Stock



     Rank. The Series A Preferred Stock ranks junior to any classes of stock designated by the Company as "Senior Securities," prior to all of the Company's Common Stock and any class or series of capital stock of the Company created thereafter not specifically ranking by its terms senior to, or on parity with, the Series A Preferred Stock, and on parity with the Series B and Series C Preferred Stock, as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.



     Dividends.  The Series A Preferred Stock bears no dividend.



     Conversion. Subject to certain adjustments, each share of Series A Preferred Stock is convertible at any time, and from time to time, into one fully-paid and non-assessable share of Common Stock.



     Anti-Dilution Provisions. If the number of outstanding shares of Common Stock is increased by a stock split, stock dividend or other similar event, the conversion rate is to be proportionately reduced, or if the number of outstanding shares of Common Stock is decreased by a combination or reclassification of shares, or other similar event, the conversion rate is to be proportionately increased. In addition, if, prior to the conversion of all the Series A Preferred Stock, there is any merger, consolidation, exchange of shares, recapitalization, reorganization or other similar event, as a result of which shares of Common Stock of the Company are to be changed into the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity, that the holders of then outstanding shares of Series A Preferred Stock would have the right to receive upon conversion of Series A Preferred Stock, upon the basis and upon the terms and conditions specified in the certificate of designation and in lieu of the shares of Common Stock immediately issuable upon conversion, such stock, securities and/or other assets which the holders would have been entitled to receive in such transaction had the Series A Preferred Stock been converted immediately prior to such transaction.



     Voting Rights. Except as required under the General Corporation Law of Delaware, the holders of Series A Preferred Stock have no voting rights; provided however, that the consent of 66% of the shares of Series A Preferred Stock then outstanding is required before the Company can take certain actions which adversely affect the rights, preferences or privileges of the Series A Preferred Stock.



  Series B Preferred Stock



     Rank. The Series B Preferred Stock ranks junior to any classes of stock designated by the Company as "Senior Securities," prior to all of the Company's Common Stock and any class or series of capital stock of the Company created thereafter not specifically ranking by its terms senior to, or on parity with, the Series B Preferred Stock, and on parity with the Series A and Series C Preferred Stock, as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.



     Dividends. The Series B Preferred Stock bears no dividend provided that the holders will be entitled to dividends ratably with any payment to holders of Common Stock if declared by the Board of Directors.



     Conversion. Subject to certain adjustments, each share of Series B Preferred Stock is convertible at any time, and from time to time, at the option of the holder thereof, into a number of shares of Common Stock equal to the quotient derived by dividing (i) $20.00 by (ii) the conversion price in effect at the time of the conversion (the "Series B Conversion Price"). The initial conversion price is $2.00, reflecting an initial conversion rate of 10 shares of Common Stock for each share of Series B Preferred Stock (the "Series B Conversion Rate"). In addition, the Series B Preferred Stock will automatically convert into Common Stock, at the conversion rate then in effect, in the event that the Company consummates a secondary public offering of its Common Stock resulting in gross proceeds to the Company of at least $10,000,000.

     Anti-Dilution Provisions. Subject to certain exceptions (including the exercise of currently outstanding options or warrants, the exercise of future options issued under the Plan, and the conversion of the Series A Preferred Stock), if the Company issues Common Stock at a price less than the Series B Conversion Price then in effect or the then current market price of the Common Stock, then the Series B Conversion Rate will be adjusted on a weighted-average formula basis. In addition, if the number of outstanding shares of Common Stock is increased by a stock split, stock dividend or other similar event, the Series B Conversion Rate is to be proportionately reduced, or if the number of outstanding shares of Common Stock is decreased by a combination or reclassification of shares, or other similar event, the Series B Conversion Rate is to be proportionately increased. In addition, if, prior to the conversion of all the Series B Preferred Stock, there is any merger, consolidation, exchange of shares, recapitalization, reorganization or other similar event, as a result of which shares of Common Stock of the Company are to be changed into the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity, that the holders of then outstanding shares of Series B Preferred Stock would have the right to receive upon conversion of Series B referred Stock, upon the basis and upon the terms and conditions specified in the certificate of designation and in lieu of the shares of Common Stock immediately issuable upon conversion, such stock, securities and/or other assets which the holders would have been entitled to receive in such transaction had the Series B referred Stock been converted immediately prior to such transaction.



     Voting Rights. The Series B Preferred Stock will vote together as a single class with the Holders of Common Stock, with each share of Series B Preferred Stock being entitled to cast a number of votes equal to the number of shares of Common Stock into which each share is then convertible (initially 10). In addition, consent of 50% of the shares of Series B Preferred Stock then outstanding is required before the Company can take certain actions which adversely affect the rights preferences or privileges of the Series B Preferred Stock.



     Series C Preferred Stock



     Rank. The Series C Preferred Stock ranks junior to any classes of stock designated by the Company as "Senior Securities," prior to all of the Company's Common Stock and any class or series of capital stock of the Company created thereafter not specifically ranking by its terms senior to, or on parity with, the Series C Preferred Stock, and on parity with the Series A and Series B Preferred Stock, as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.



     Dividends. The Series C Preferred Stock bears no dividend provided that the holders will be entitled to dividends ratably with any payment to holders of Common Stock if declared by the Board of Directors.



     Conversion. Subject to certain adjustments, each share of Series C Preferred Stock is convertible at any time, and from time to time, at the option of the holder thereof, into a number of shares of Common Stock equal to the quotient derived by dividing (i) $20.00 by (ii) the conversion price in effect at the time of the conversion (the "Series C Conversion Price"). The initial conversion price is $2.00, reflecting an initial conversion rate of 10 shares of Common Stock for each share of Series C Preferred Stock (the "Series C Conversion Rate"). In addition, the Series C Preferred Stock will automatically convert into Common Stock, at the conversion rate then in effect, in the event that the Company consummates a secondary public offering of it Common Stock resulting in gross proceeds to the Company of at least $10,000,000.



     Anti-Dilution Provisions. Subject to certain exceptions (including the exercise of currently outstanding options or warrants, the exercise of future options issued under the Plan, and the conversion of the Series A or Series B Preferred Stock), if the Company issues Common Stock at a price less than the Series C Conversion Price then in effect or the then current market price of the Common Stock, then the Series C Conversion Rate will be adjusted on a weighted-average formula basis. In addition, if the number of outstanding shares of Common Stock is increased by a stock split, stock dividend or other similar event, the Series C Conversion Rate is to be proportionately reduced, or if the number of outstanding shares of Common Stock is decreased by a combination or reclassification of shares, or other similar event, the Series C Conversion Rte is to be proportionately increased. In addition, if, prior to the conversion of all the Series C Preferred Stock, there is any merger, consolidation, exchange of shares, recapitalization, reorganization or other similar event, as a result of which shares of Common Stock of the Company are to be changed into the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity, that the holders of then outstanding shares Series C Preferred Stock would have the right to receive upon conversion of Series C Preferred Stock, upon the basis and upon the terms and conditions specified in the certificate of designation and in lieu of the shares of Common Stock immediately issuable upon conversion, such stock, securities and/or other assets which the holders would have been entitled to receive in such transaction had the Series C Preferred Stock been converted immediately prior to such transaction.



     Voting Rights. The Series C Preferred Stock will vote together as a single class with the Holders of Common Stock, with each share of Series C Preferred Stock being entitled to cast a number of votes equal to the number of shares of Common Stock into which each share is then convertible (initially 10). In addition, so long as 50% of the initially issued shares of Series C Preferred Stock remain outstanding, the holders of the Series C Preferred Stock, voting as a class, shall have the right to elect one director of the Company. In addition, consent of 50% of the shares of Series C Preferred Stock then outstanding is required before the Company can take certain actions which adversely affect the rights, preferences or privileges of the Series C Preferred Stock.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's Common Stock is traded in the over-the-counter market listed on the NASDAQ OTC Bulletin Board under the symbol "IPTY."


     The following table sets forth the range of high and low bid quotations for the Company's Common Stock for each of the quarter of the fiscal year ended December 31, 1998 and for the first three quarters of the fiscal year ending December 31, 1999. The Common Stock commenced trading on the OTC Bulletin Board under the name iParty Corp, symbol "IPTY" in July 1998. Prior to that time, from February 1998, until July 1998, the Company's stock was quoted on the OTC Bulletin Board under the name of WSI Acquisitions, Inc., symbol "WSIA." There is no available information with respect to the common stock of WSI Acquisitions, Inc. for the time period before February 12, 1998. Accordingly quotations for the 1997 fiscal year have not been provided. The quotations represent inter-dealer prices without retail markup, mark down or commission and may not necessarily represent actual transactions.



PERIOD                                                                     HIGH        LOW
-----------------------------------------------------------------------   -------    --------
Third Quarter--1999....................................................   $3.9325    $2.625
Second Quarter--1999...................................................    5.00       2.4375
First Quarter--1999....................................................    6.6875     3.125
Fourth Quarter--1998...................................................    3.375      1.065
Third Quarter--1998....................................................    3.375      0.05
Second Quarter--1998...................................................    0.06       0.03125
First Quarter--1998....................................................    0.0625     0.01


     The Company has never paid any cash dividends nor does it intend, at this time, to make cash distributions to its shareholders in the near future. As of July 1, 1999 the number of holders of the Company's Common Stock was at least 94.

ITEM 2. LEGAL PROCEEDINGS.

     The Company is not currently a party to any material litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     The Company has not changed its accountants since the merger, and there are no disagreements with the Company's accountants concerning accounting and financial disclosure.

ITEM 4. RECENT SALE OF UNREGISTERED SECURITIES.

     During the past three fiscal years the Company has issued securities pursuant to exemptions to registration under the Securities Act of 1933, as amended (the "Securities Act").


     The Company issued an aggregate of 4,585,000 shares of Common Stock and warrants to purchase an aggregate of 1,000,000 shares of Series A Preferred Stock to certain off-shore holding companies, for $997,197.43 in cash. The Company did not use an underwriter. This sale was exempt from registration pursuant to Section 3(b) of the Securities Act and Rule 504 promulgated thereunder, which provides an exemption for limited offers and sales of securities not exceeding an annual aggregate amount of $1 million (the
"Rule 504 Sale"). The Rule 504 Sale was a condition to the merger of iParty Corp and WSI, pursuant to which WSI changed its name to iParty Corp. The Rule 504 Sale was conducted in three issues, one at $.01 per share, a second issue at $1.00 per share which also included the Warrants, and a third at $1.00 per share without the Warrants, as set forth in the tables below.

     On June 25, 1998, the Company sold, in the first issue, an aggregate of 3,624,043 shares of Common Stock, at a purchase price of $.01 per share, to the following entities, in the amounts set forth below:

                                                                           NUMBER OF            TOTAL
NAME OF PURCHASER                                                        SHARES PURCHASED    PURCHASE PRICE
----------------------------------------------------------------------   ----------------    --------------
Fletcher Investments Limited..........................................         370,000         $    3,700
Sandown Limited.......................................................         345,000         $    3,450
Seaborne Limited......................................................         330,000         $    3,300
Stamford Securities Limited...........................................         365,000         $    3,650
Hampton Associates....................................................         360,000         $    3,600
Intention Group Limited...............................................         320,000         $    3,200
Stackridge Associates Limited.........................................         375,000         $    3,750
Hoffman Finance Limited...............................................         380,000         $    3,800
Apostle Associates Limited............................................         379,043         $ 3,790.43
Clanstar International Limited........................................         300,000         $    3,000
Intrepid International Corp...........................................         100,000         $    1,000
Total:................................................................       3,624,043         $36,240.43


     On June 26, 1998, the Company sold, in the second issue, an aggregate of 80,000 shares of Common Stock and warrants to purchase an aggregate of 1,000,000 shares of Series A Preferred Stock, at $1.00 per share (the "Series A Warrants"), to the following entities, in the amounts set forth below:


                                                                NUMBER OF SHARES AND                 TOTAL PURCHASE
NAME OF PURCHASER                                                WARRANTS PURCHASED                     PRICE
------------------------------------------------  ------------------------------------------------   --------------

Ruffino Developments Limited                      40,000 shares of common                               $ 40,000
                                                  stock and Warrants to
                                                  purchase 556,500 shares of
                                                  Series A Preferred Stock

Henslowe Trading Limited                          40,000 shares of common                               $ 40,000
                                                  stock and Warrants to
                                                  purchase 443,500 shares of
                                                  Series A Preferred Stock

TOTAL:                                            80,000 shares of Common                               $ 80,000
                                                  Stock, and Warrants to
                                                  purchase 1,000,000 shares of
                                                  Series A Preferred Stock


     The Series A Warrants issued to each of Henslowe and Ruffino were exercisable from December 28, 1998 through June 30, 1999, after which they expire. All such warrants have been exercised into the 1,000,000 shares of Series A Preferred Stock which are currently outstanding.


     Also, on June 26, 1998, the Company sold, in the third issue, an aggregate of 880,957 shares of Common Stock at a purchase price of $1.00 per share, to the following entities, in the amounts set forth below:

                                                                         NUMBER OF SHARES    TOTAL PURCHASE
NAME OF PURCHASER                                                         PURCHASED             PRICE
----------------------------------------------------------------------   ----------------    --------------
Stackridge Associates Limited.........................................   140,000                $140,000
Hoffman Finance Limited...............................................   140,957                $140,957
Altis Limited.........................................................   600,000                $600,000
TOTAL:................................................................   880,957                $880,957


     In August and September of 1999 the Company issued an aggregate of approximately 522,475 units (the "Units") to certain "accredited investors" (as such term is defined under Regulation D promulgated under the Securities Act). Each Unit was composed of two (2) shares of Series B Convertible Preferred Stock and ten (10) Common Stock Purchase Warrants; accordingly, the Company issued an aggregate of approximately

1,044,950 shares of Series B Preferred Stock and 5,224,750 Common Stock Warrants. Each share of Series B Preferred Stock is convertible at any time into ten (10) shares of Common Stock at an initial conversion price of $2.00 per share. Each Common Stock Warrant is convertible into one share of Common Stock at an exercise price of $2.00 per share. The Units were offered at a price of $40.00 per Unit, in cash, provided that approximately 50,000 Units were issued in exchange for the conversion of approximately $2,000,000 of outstanding Senior Notes of the Company. Commonwealth Associates, L.P. acted as Placement Agent in connection with the sale of the Units. In connection therewith, Commonwealth Associates, L.P. received approximately $1,250,000 (for commissions, structuring fees, and expenses) and warrants to purchase approximately 779,929 shares of Common Stock at an exercise price of $2.00 per share. The sale of the Units was exempt from registration pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated thereunder which generally provides an exemption for certain private sales of securities.



     The first closing of the sale of Units was held on August 26, 1999 addition, sales of Units were held on September 9, 1998 and September 10, 1999.



     On September 10, 1999 the Company issued an aggregate of 100,000 shares of Series C Preferred Stock and 500,000 Common Stock Warrant to Boston Millennia Partners, L.P., and an affiliated entity, both are "accredited investors" (as such term is defined under Regulation D promulgated under the Securities Act) for $2,000,000 in cash. Each share of Series C Preferred Stock is convertible at any time into ten (10) shares of Common Stock at an initial conversion price of $2.00 per share. Each Common Stock Warrant is convertible into one share of Common Stock at an exercise price of $2.00 per share. Commonwealth Associates, L.P. acted as Placement Agent in connection with the sale of the Units. In connection therewith, Commonwealth Associates, L.P. received approximately $160,000 (for commissions, structuring fees, and expenses) and warrants to purchase approximately 150,000 shares of Common Stock at an exercise price of $2.00 per share. The sale of the securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated thereunder which generally provides an exemption for certain private sales of securities.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Limitation of Liability and Indemnification Matters

     The Company's certificate of incorporation and by-laws provide that the Company shall indemnify all directors and officers of the Company to the fullest extent permitted by the Delaware General Corporation Law. Under such provisions, any director or officer, who in his capacity as such is made or threatened to be made, party to any suit or proceeding, shall be indemnified if it is determined that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                               TABLE OF CONTENTS


                                                                                                              PAGE
                                                                                                              ----
Consolidated Financial Statements
  Independent auditors' report.............................................................................    F-1
  Balance sheet as of December 31, 1998 and June 30, 1999..................................................    F-2
  Statement of operations for the six month periods ended June 30, 1998 and 1999...........................    F-3
  Statement of cash flows for the six month periods ended June 30, 1998 and 1999...........................    F-4
  Statement of changes in stockholders' equity for the year ended December 31, 1998 and six
     month period ended June 30, 1999......................................................................    F-5
     Notes to financial statements.........................................................................    F-6

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders iParty Corp.
New York, New York

     We have audited the accompanying consolidated balance sheet of iParty Corp. and subsidiary (a development stage company) as of December 31, 1998 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of iParty Corp. and subsidiary as of December 31, 1998, and the consolidated results of their operations, and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Richard A. Eisner & Company, LLP
New York, New York
February 26, 1999

                                  IPARTY CORP.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET



                                                                                         JUNE 30,     DECEMBER 31,
                                                                                           1999          1998
                                                                                        ----------    ------------
                                                                                        (UNAUDITED)
                                       ASSETS

Current assets:
  Cash and cash equivalents..........................................................   $  434,510     $  346,751
  Cash, restricted...................................................................       50,000         50,000
  Inventory..........................................................................      108,466             --
  Due from officers..................................................................        5,160         34,021
  Prepaid expenses and other.........................................................      130,677         60,277
                                                                                        ----------     ----------
     Total current assets............................................................      728,813        491,049
  Property and equipment, net........................................................      476,961        341,441
  Other assets.......................................................................       38,551          9,670
                                                                                        ----------     ----------
                                                                                        $1,244,325     $  842,160
                                                                                        ----------     ----------
                                                                                        ----------     ----------
                        LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses..............................................   $  339,047     $  297,508
  Notes payable......................................................................    1,500,000        250,000
                                                                                        ----------     ----------
     Total current liabilities.......................................................    1,839,047        547,508
Committments and contingencies.......................................................           --             --
Stockholders' Equity:
  Preferred stock--$.001 par value; 10,000,000 shares authorized; Series A preferred stock--1,000,000 authorized; 1,000,000 and 0 shares issued and outstanding,
     respectively....................................................................        1,000             --
  Common stock--$.001 par value; 50,000,000 shares authorized; 11,005,691 shares
     issued and outstanding..........................................................       11,006         11,006
  Additional paid in capital.........................................................    2,324,446      1,146,044
  Deficit accumulated during the development stage...................................   (2,931,174)      (862,398)
                                                                                        ----------     ----------
     Total stockholders' equity......................................................     (594,721)       294,652
                                                                                        ----------     ----------
                                                                                        $1,244,325     $  842,160
                                                                                        ----------     ----------
                                                                                        ----------     ----------



                       See notes to financial statements

                                  IPARTY CORP.
                         (A DEVELOPMENT STAGE COMPANY)



                            STATEMENT OF OPERATIONS



                                              FOR THE THREE                  FOR THE SIX
                                               MONTHS ENDED                  MONTHS ENDED               FROM
                                                 JUNE 30,                      JUNE 30,              INCEPTION
                                       ----------------------------  ----------------------------     THROUGH
                                           1998           1999           1998           1999        JUNE 30, 1999
                                       -------------  -------------  -------------  -------------   -------------
                                        (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
Revenues.............................  $          --  $          --  $              $          --    $        --
Cost of sales........................             --             --             --             --             --
                                       -------------  -------------  -------------  -------------    -----------
Gross profit.........................             --             --             --             --             --
Operating costs:
  General and administrative.........         28,072        987,988         97,254      1,543,214      2,393,212
  Loss resulting from abandonment of
     capitalized software
     (Note B[10])....................             --             --             --        273,288        273,288
  Stock-based compensation
     (Note E[6] H[2])................             --         95,269             --        229,403        252,492
                                       -------------  -------------  -------------  -------------    -----------
Net loss before interest and
  provision for income taxes.........        (28,072)    (1,083,256)       (97,254)    (2,045,905)    (2,918,992)
  Interest income....................            400            733            400          1,547         12,637
  Interest expense...................             --        (24,418)            --        (24,418)       (24,819)
                                       -------------  -------------  -------------  -------------    -----------
Net loss before income taxes.........        (27,672)    (1,106,942)       (96,854)    (2,068,776)    (2,931,174)
  Provision for income taxes.........             --             --             --             --             --
                                       -------------  -------------  -------------  -------------    -----------
Net loss.............................  $     (27,672) $  (1,106,942) $     (96,854) $  (2,068,776)   $(2,931,174)
                                       =============  =============  =============  =============    ===========
Loss per share:
  Basic and diluted..................  $       (0.00) $       (0.10) $       (0.01) $       (0.19)   $     (0.27)
                                       =============  =============  =============  =============    ===========
Weighted Average Shares Outstanding:
  Basic and diluted..................     10,044,734     11,005,691     10,044,734     11,005,691     10,685,372
                                       =============  =============  =============  =============    ===========



                       See notes to financial statements

                                  IPARTY CORP.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF CASH FLOWS



                                                                                 FOR THE SIX
                                                                                MONTHS ENDED          FROM INCEPTION
                                                                                  JUNE 30,               THROUGH
                                                                           -----------------------    JUNE 30, 1999
                                                                             1998         1999
                                                                           --------    -----------    --------------
                                                                           (UNAUDITED) (UNAUDITED)     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..............................................................   $(96,854)   $(2,068,776)    $ (2,931,174)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization......................................         --        216,347          228,711
     Loss resulting from abandonment of capitalized software............         --        273,288          273,288
     Stock-based compensation and consulting............................         --        229,403          252,492
     Decrease (increase) in:
       Inventory........................................................         --       (108,466)        (108,466)
       Other current assets.............................................         --        (70,400)        (130,677)
       Other assets.....................................................         --        (28,881)         (38,551)
     Increase (decrease) in:
       Accounts payable and accrued expenses............................     35,000         41,539          339,047
                                                                           --------    -----------     ------------
       Net cash used in operating activities............................    (61,854)    (1,515,948)      (2,115,332)
                                                                           --------    -----------     ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment....................................         --       (230,368)        (307,242)
  Equipment and software development....................................         --       (394,786)        (671,717)
  Advances to officer...................................................         --         28,861           (5,160)
  Increase in restricted cash...........................................         --             --          (50,000)
                                                                           --------    -----------     ------------
       Net cash used in investing activities............................         --       (596,293)      (1,034,119)
                                                                           --------    -----------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable...........................................         --      1,500,000        1,750,000
  Conversion of notes payable to stock..................................         --             --               --
  Capital contributions on initial capitalization.......................         --             --          246,961
  Proceeds from sale of stock, net......................................     61,854        750,000        1,747,197
  Costs of sale of stock................................................         --        (50,000)        (160,197)
                                                                           --------    -----------     ------------
       Net cash provided by investing activities........................     61,854      2,200,000        3,583,961
                                                                           --------    -----------     ------------
Net increase in cash and cash equivalents...............................         --         87,759          434,510
Cash and cash equivalents, beginning of period..........................         --        346,751               --
                                                                           --------    -----------     ------------
Cash and cash equivalents, ending of period.............................   $     --    $   434,510     $    434,510
                                                                           --------    -----------     ------------
                                                                           --------    -----------     ------------
Cash expended for:
  Interest expense......................................................   $     --    $        --     $         --
                                                                           --------    -----------     ------------
                                                                           --------    -----------     ------------
  Income taxes..........................................................   $     --    $        --     $         --
                                                                           --------    -----------     ------------
                                                                           --------    -----------     ------------
Supplemental disclosure of non-cash financing activities:
  Conversion of notes payable to preferred stock in the amount of
     $250,000


                       See notes to financial statements

                                  IPARTY CORP.
                         (A DEVELOPMENT STAGE COMPANY)
           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)


                                                                                                              DEFICIT
                                                                                                            ACCUMULATED
                                                                                                            DURING THE
                                                          PREFERRED                  COMMON     PAID-IN     DEVELOPMENT
                                            # OF SHARES    STOCK      # OF SHARES     STOCK     CAPITAL        STAGE
                                            -----------   ---------   ------------   -------   ----------   -----------
  Issuance of common stock at $.04 per
    share on March 12, 1998...............                              6,000,000    $ 6,000   $  240,961   $        --
  Outstanding common stock of WSI prior to
    merger on July 2, 1998................                                420,691        421         (421)           --
  Issuance of common stock at $.01 per
    share on July 2, 1998.................                              3,624,043      3,624       32,616            --
  Issuance of common stock and warrants at
    $1.00 per share on July 2, 1998.......                                960,957        961      849,799
  Accrual of pro rata portion of value of
    options granted in September 1998 and
    January 1999 under consultant
    agreement with outside director.......                                     --         --       23,089
  Net loss................................                                     --         --           --      (862,398)
                                             ---------     -------     ----------    -------   ----------   -----------
Balance December 31, 1998.................          --          --     11,005,691     11,006    1,146,044      (862,398)
  Issuance of preferred stock upon
    exercise of warrants, including
    conversion of notes payable (Note
    F[1]).................................   1,000,000       1,000                                949,000
  Value of options granted under
    consulting agreements with outside
    director and others (Note E[5]
    H[2]).................................                                                        229,402
  Net loss................................                                                                   (2,068,776)
                                             ---------     -------     ----------    -------   ----------   -----------
Balance June 30, 1999 (unaudited).........   1,000,000     $ 1,000     11,005,691    $11,006   $2,324,446   $(2,931,174)
                                             ---------     -------     ----------    -------   ----------   -----------
                                             ---------     -------     ----------    -------   ----------   -----------


                                                TOTAL
                                            SHAREHOLDERS'
                                               EQUITY
                                            (DEFICIENCY)
                                            -------------
  Issuance of common stock at $.04 per
    share on March 12, 1998...............  $     246,961
  Outstanding common stock of WSI prior to
    merger on July 2, 1998................              0
  Issuance of common stock at $.01 per
    share on July 2, 1998.................         36,240
  Issuance of common stock and warrants at
    $1.00 per share on July 2, 1998.......        850,760
  Accrual of pro rata portion of value of
    options granted in September 1998 and
    January 1999 under consultant
    agreement with outside director.......         23,089
  Net loss................................       (862,398)
                                            -------------
Balance December 31, 1998.................        294,652
  Issuance of preferred stock upon
    exercise of warrants, including
    conversion of notes payable (Note
    F[1]).................................        950,000
  Value of options granted under
    consulting agreements with outside
    director and others (Note E[5]
    H[2]).................................        229,402
  Net loss................................     (2,068,776)
                                            -------------
Balance June 30, 1999 (unaudited).........  $    (594,721)
                                            -------------
                                            -------------


                       See notes to financial statements

                          IPARTY CORP. AND SUBSIDIARY


                         (A DEVELOPMENT STAGE COMPANY)



                         NOTES TO FINANCIAL STATEMENTS


                                 JUNE 30, 1999
                                  (UNAUDITED)



NOTE A--THE COMPANY



     iParty LLC, which was created on December 11, 1997 to launch an Internet-based merchant of party goods and services, commenced operations in January 1998. On March 12, 1998, iParty Corp. was organized as a wholly owned subsidiary of iParty LLC and the net assets and operations of iParty LLC were transferred to iParty Corp. On April 9, 1998, Star Greetings, Inc. ("Star") was incorporated as a wholly owned subsidiary of iParty Corp. to develop and operate a personalized celebrity greeting service.



     Effective July 2, 1998, iParty Corp. ("iParty" or the "Company") merged into WSI Acquisition Corp. ("WSI"), an inactive company. The merger was consummated through an exchange of shares that resulted in iParty LLC receiving 6,000,000 common shares or 54.5% of the outstanding shares of WSI. In connection with the merger and as a condition thereof, WSI sold, in two private placements, an aggregate of 4,585,000 shares of common stock of which 3,624,043 shares were sold for $.01 per share and 960,957 shares, together with warrants to purchase 1,000,000 shares of Series A preferred stock, were sold for $1.00 per share or aggregate proceeds of $997,197 before related expenses. The merger has been treated as a re-capitalization for accounting purposes and iParty's historic capital accounts were retroactively adjusted to reflect the 6,000,000 shares issued by WSI in the transaction. In addition, as WSI had no assets before the merger and the private placements, the 420,691 outstanding common shares of WSI have been recorded at par value with a corresponding charge to additional paid-in capital. The statement of operations reflects the operations of iParty from the commencement of its operations from March 12, 1998 and also reflects the operations of iParty LLC, the predecessor company, from January 1998 through March 12, 1998. In connection with the merger, WSI changed its name to iParty Corp.



     The Company is in the development stage and its efforts are devoted to developing the Internet resources to provide consumers a comprehensive website where they can seek party planning advice and information and locate and contract for party goods and services. The Company intends on entering into contracts with local and national merchants who can provide such goods and services.



NOTE B--SIGNIFICANT ACCOUNTING POLICIES



[1] Basis of presentation:



     Six months ended June 30, 1998 and 1999. The unaudited interim financial statements for the six months ended June 30, 1998 and 1999 included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and, in the opinion of the Company, reflect all adjustments (consisting only of normal recurring adjustments) and disclosure which are necessary for a fair presentation. The results of operations for the six months ended are not necessarily indicative of the results for the full year.



[2] Principles of consolidation:


     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary after elimination of all significant intercompany transactions and balances.


[3] Use of estimates:



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.



[4] Cash and cash equivalents:



     For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1998 and June 30, 1999, the Company maintains its cash deposits in accounts which are in excess of Federal Deposit Insurance Corporation limits by $126,199 and $310,841, respectively. At
December 31, 1998 and June 30, 1999, the Company maintains a cash deposit of $50,000 in the form of a certificate of deposit which serves as the collateral for a corporate Visa credit account.



[5] Financial instruments:



     The carrying amounts for the Company's cash and cash equivalents, restricted cash, accounts payable and notes payable approximate fair value.



[6] Inventory:



     Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.



[7] Per share data:



     Basic and diluted loss per share is based on the weighted average number of outstanding shares of common stock and excludes the effect of stock options and warrants. In computing the weighted average number of shares outstanding, the 3,624,043 shares issued for $.01 per share and the 420,691 outstanding shares of WSI prior to the merger were treated as if they were outstanding for the entire year of 1998.



[8] Stock-based compensation:



     The Company has elected to follow the intrinsic value method set forth in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" in accounting for its stock option incentive plan. As such, compensation expense would be recorded on the date of grant if the current market price of the underlying stock exceeded the exercise price of the option.



[9] Property and equipment:



     Property and equipment are stated at cost less accumulated depreciation which is provided on the straight-line method over the estimated useful lives of the assets.



[10] Software costs:



     In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", issued in March 1998 and adopted by the Company, external direct costs of materials and services incurred in connection with developing or obtaining internal use software were capitalized. Such costs will be amortized using the straight-line method over an estimated useful life of 3 years beginning when the software is ready for its intended use or over its known useful life, whichever is shorter. For the six months ended June 30, 1999, the Company wrote off $273,288 of previously capitalized software costs when the Company selected new vendors for support of its website, necessitating the creation of a new website and integrating components. With the creation of the new website, the software previously capitalized was abandoned.



[11] Income taxes:



     The Company accounts for income taxes using the liability method. Deferred income taxes are measured by applying enacted statutory rates to net operating loss carryforwards and to the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced, if necessary, by a valuation allowance for any tax benefits which are not expected to be realized.

NOTE C--PROPERTY AND EQUIPMENT



     Property and equipment consist of the following:



                                                                             DECEMBER 31,     JUNE 30,
                                                                                1998            1999
                                                                             ------------     ---------
Office equipment.........................................................      $  3,109       $   1,631
Furniture and fixtures...................................................      $  2,744       $   4,130
Computer equipment.......................................................      $ 71,021       $ 301,481
Website and related software.............................................      $276,931       $ 398,421
                                                                               --------       ---------
                                                                               $353,805       $ 705,663
Less accumulated depreciation and amortization...........................      $(12,364)      $(228,702)
                                                                               --------       ---------
Total....................................................................      $341,441       $ 476,961
                                                                               ========       =========



NOTE D--INCOME TAXES



     The reconciliation of income tax benefit computed at the federal statutory tax rate to the income tax benefit in the consolidated statement of operations is as follows for the year ended December 31, 1998 and the six months ended June 30, 1999:



                                                                             DECEMBER 31,     JUNE 30,
                                                                                1998            1999
                                                                             ------------     ---------
Income tax benefit computed at the federal statutory income tax rate of
  35%....................................................................     $ (301,839)     $(724,000)
Increase resulting from state and local taxes, net of federal benefit....     $  (97,434)     $(234,000)
Valuation allowance provided.............................................     $  399,273      $ 958,000
                                                                              ----------      ---------
Income tax benefit in statement of operations............................     $        0      $       0
                                                                              ==========      =========



     The tax effects of significant items comprising the Company's net deferred tax asset as of December 31, 1998 and June 30, 1999 is as follows:



                                                                            DECEMBER 31,      JUNE 30,
                                                                               1998             1999
                                                                            ------------     ----------
Net operating loss carryforward.........................................      $399,273       $1,357,273
Less valuation allowance................................................      $399,273       $1,357,273
                                                                              --------       ----------
Net deferred tax asset..................................................      $      0       $        0
                                                                              ========       ==========



     As of December 31, 1998 and June 30, 1999, the Company has estimated net operating loss carryforwards of $862,398 and $2,931,174, respectively, which expire in 2018 and 2019. The Company has recorded a deferred tax asset offset by a valuation allowance as the Company has not determined that it is more likely than not that the available net operating loss carryforward will be utilized in the future.



NOTE E--COMMITMENTS



[1] Leases:



     The Company leases facilities and equipment under several month-to-month and three month operating leases. The Company's rental expense under operating leases for the year ended December 31, 1998 and for the six months ended
June 30, 1999 amounted to $27,983 and $39,832, respectively.



[2] Concentrations:



     The Company has contracted with four companies to develop the web sites for its services. Failure to perform by any one of these three parties would have a material negative impact upon the Company's operations. At June 30, 1999, two of the four companies had completed the services as outlined in the above mentioned contracts.

[3] Finder's fee arrangement:



     The Company and its former Chief Executive Officer ("former CEO") had entered into an agreement prior to such individual becoming the former CEO, which calls for the former CEO to receive a finder's fee in the amount of 5% of the first $2,000,000 in equity raised from any party introduced by the former CEO. In connection with this agreement, as of June 30, 1999, approximately $2,000,000 has been raised. As a result, $50,000 has been paid to the former CEO during each of 1998 and 1999.



[4] License agreement:



     Star entered into an agreement with Star Greetings, LLC, as the creator of the Star Greetings concept ("Star Concept"), to license the exclusive use of the Star Concept on the web sites of the Company and Star. The agreement calls for a royalty of 2 1/2% of revenues derived from the Star Concept, payable quarterly. Star Greetings, LLC is owned, in part, by the Company's former CEO. No amounts were payable to Star Greetings, LLC under the agreement for the year ended December 31, 1998 and for the six months ended June 30, 1999.



[5] Star Greetings agreements:



     The Company has entered into several agreements with celebrities to secure their services with Star. The agreements are substantially the same and consist of three separate compensation components. The first component is a participation fee (and any related expenses). The second component is a commission payable to the celebrity and to a charity of their choice upon the sale of each Star Greeting. The third component is an option to purchase stock in the Company (see Note H[2]). As of December 31, 1998, no such agreements have been entered into by the Company. As of June 30, 1999, the Company has entered into ten such agreements with terms ranging from one year to three years.



[6] Consulting agreement:



     The Company entered into a consulting agreement with one of its outside directors. The agreement is in effect from September 15, 1998 through December 31, 1999. Compensation under the agreement consists of options to purchase 50,000 shares of the Company's common stock, of which 25,000 options were granted on September 15, 1998 and 25,000 options were granted on January 20, 1999 when the consultant's time on behalf of the Company exceeded 100 hours. For the period ended December 31, 1998, the Company charged $23,089 of the value of the options granted ($102,250) to expense. On April 1, 1999, the consulting agreement was terminated and the remaining $79,161 value of the options granted was charged to expense on March 31, 1999.



[7] Employment agreements:



     The Company has entered into employment agreements with several of its executives. The agreements expire from December 31, 1999 through March 30, 2002 and provide for annual salaries aggregating $1,295,000. In addition, the executives were granted options (see Note H[1]) to purchase an aggregate of 1,970,000 shares of the Company's common stock, which vest in various increments provided the executives remain continuously employed by the Company. In addition to base salary, the agreements provide that the executives may receive an annual performance bonus at the discretion of the Compensation Committee of the Board of Directors. The agreements also have termination clauses which call for severance payments ranging up to one year's salary.



[8] Transaction agreement:



     On January 8, 1999, the Company entered into a two-year agreement with a service provider to process financial transactions in connection with its websites. The agreement, as amended, calls for a one-time set-up fee of $50,000, and a transaction fee of $0.90 per transaction with a minimum monthly transaction fee of $5,000 for February 1999, $7,500 for March 1999 and $5,000 for April 1999 and thereafter.

[9] Advertising agreement:



     On January 12, 1999, the Company entered into an advertising agreement for the period June 1, 1999 through October 31, 1999, to solicit advertising of its website on other websites. The agreement, as amended, calls for the Company to pay setup and related fees of $20,000 and a transaction fee of $80,000.



NOTE F--STOCKHOLDERS' EQUITY



[1] Series A preferred stock:



     On June 30, 1998, the Company's Board of Directors designated 1,000,000 shares of the Company's authorized 10,000,000 shares of preferred stock as Series A preferred stock. Such shares have a par value of $.001, an original issue price per share of $1.00, bear no dividends, have a liquidation preference senior to the Company's common stock and are convertible, on a one to one basis, as adjusted, into shares of the Company's common stock. As of December 31, 1998 and June 30, 1999, there were 0 and 1,000,000 shares of Series A preferred stock outstanding, respectively.



[2] Warrants:



     In connection with the sale of common stock, the Company issued warrants to two shareholders, which, if exercised in full, entitles the holders to purchase an aggregate of 1,000,000 shares of Series A preferred stock at $1.00 per share. Such warrants cannot be exercised earlier than six months from the date of issue (July 2, 1998), and must be exercised by June 30, 1999. As of December 31, 1998 and June 30, 1999, warrants to purchase 0 and 1,000,000 shares of Series A preferred stock, respectively, had been exercised.



NOTE G--NOTES PAYABLE



[1] Note payable:



     During December 1998, the Company borrowed $125,000 from each of two shareholders, which is payable in 90 days, at an interest rate of 6.5% per annum. Such shareholders are holders of warrants to purchase Series A convertible preferred stock. In connection with such borrowing, the shareholders may request payment in the form of application of the principal amount against the exercise price of an appropriate number of warrants. As of December 31, 1998, the Company had accrued $401 of interest in relation to these notes.



     On January 20, 1999, the shareholders exercised warrants to purchase 250,000 Series A preferred shares and applied the $250,000 outstanding principal amount of the notes in payment of the exercise price of the warrants.



[2] Funding agreement:



     The Company entered into a Funding Agreement, dated as of March 31, 1999 and amended as of April 14, 1999, with two of its directors. Pursuant to the terms of the Funding Agreement each director will advance certain funds to the Company totaling $2,000,000. In connection with each such funding, the funding party will receive a 10% Senior Secured Promissory Note for the amount funded and warrants to purchase such number of shares of Common Stock equal to the amount funded divided by the closing bid price of the Common Stock on the date of each such funding. The exercise price for these warrants range from $4.13 to $5.13 per share. As of June 30, 1999, $1,500,000 has been advanced to the company and warrants to purchase 359,616 shares of common stock have been issued. For the six months ended June 30, 1999, interest expense of $24,418 had been accrued (see Note I[2]).



NOTE H--STOCK OPTION PLAN



     On July 14, 1998, the Company adopted the 1998 Incentive and Nonqualified Stock Option Plan (the "98 Plan") under which options to acquire 2,500,000 shares of common stock may be granted to officers, directors, key employees and consultants. The exercise price for incentive options cannot be less than the fair market value of the stock on the grant date and the exercise price of nonqualified options is fixed by the plan administrator. Options to purchase the Company's common stock under the 98 Plan have been granted to employees, directors and consultants of the Company at fair market value at the date of grant. Generally, the options become exercisable over periods ranging from immediately to three years and expire ten years from the date of grant.



     A summary of the status of the Company's stock options outstanding as of December 31, 1998 and June 30, 1998 and changes during the year ended December 31, 1998 and the six months ended are as follows:



[1] Employee and director stock options:



                                                                  DECEMBER 31, 1998            JUNE 30, 1999
                                                                ----------------------     ----------------------
                                                                              WEIGHTED                   WEIGHTED
                                                                              AVERAGE                    AVERAGE
                                                                              EXERCISE                   EXERCISE
                                                                 SHARES        PRICE        SHARES        PRICE
                                                                ---------     --------     ---------     --------
Outstanding at beginning of period..........................            0      $    0      1,025,000      $ 2.19
Stock options:
  Granted...................................................    1,025,000      $ 2.19      1,214,000      $ 4.15
  Exercised.................................................            0      $    0              0      $    0
                                                                ---------      ------      ---------      ------
Outstanding at end of period................................    1,025,000      $ 2.19      2,239,000      $ 3.24
                                                                =========      ======      =========      ======
Exercisable at end of period................................      450,000      $ 2.31        670,000      $ 2.43
                                                                =========      ======      =========      ======



     The effect of applying Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") on the year ended December 31, 1998 and the six months ended June 30, 1999 pro forma net loss as stated below is not necessarily representative of the effects on reported net loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years. The weighted average fair value of the options granted during 1998 have been estimated at $1.69 per share on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, volatility of 100%, a risk-free interest rate of 4.92% to 5.72%, and an expected life of five years from date of vesting. The weighted average fair value of the options granted during the six months ended June 30, 1999 have been estimated at $3.20 per share on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, volatility of 100%, a risk-free interest rate of 5.38% to 6.06%, and an expected life of five years from date of vesting. Had compensation cost for the Company's stock option plan been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS 123, the Company's net loss and net loss per share would have been as follows:



                                                                           DECEMBER 31,      JUNE 30,
                                                                               1998            1999
                                                                           ------------     -----------
Net loss--as reported..................................................    $   (862,398)    $(2,068,776)
                                                                           ============     ===========
        --pro forma....................................................    $ (1,358,706)    $(2,728,366)
                                                                           ============     ===========
Net loss per share--as reported........................................    $       (.08)    $      (.19)
                  --pro forma..........................................    $       (.13)    $      (.26)



[2] StarGreetings stock options:



                                                                                                WEIGHTED
                                                                                  JUNE 30,      AVERAGE
                                                                                    1999        EXERCISE
                                                                                   SHARES        PRICE
                                                                                  ---------     --------
Stock options:
  Granted.....................................................................     180,000       $ 1.81
  Exercised...................................................................           0       $    0
                                                                                  ---------     --------
Outstanding at end of period..................................................     180,000       $ 1.81
                                                                                  ---------     --------
                                                                                  ---------     --------
Exercisable at end of period..................................................     180,000       $ 1.81
                                                                                  ---------     --------
                                                                                  ---------     --------

     The weighted average fair value of the options granted during 1999 have been estimated at $3.40 per share on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, volatility of 100%, a risk-free interest rate of 5.38% to 5.81%, and an expected life of three years from date of vesting. The Company issued options to acquire 180,000 shares of common stock at exercise prices of $1.00 and $3.50 per share in connection with Star Greetings agreements. The options were valued at $612,440, in accordance with applying Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (See Note H) and are amortized over the life of the contract. For the period ended December 31, 1998 and the six months ended June 30, 1999, the Company charged $0 and $145,617 of the value of the options granted to expense.



NOTE I--SUBSEQUENT EVENTS



[1] Employment agreements:



     The employment agreement with the Company's Chief Executive Officer ("CEO") provided that in the event that, prior to December 31, 1999, the Company completed one or more equity financing, the CEO shall be granted additional options under the Plan (the "Additional Options") equal to 5% of the number of shares of common stock into which the securities issued in any such equity financing(s) may convert; provided, however, that such Additional Options will only be granted with respect to securities issued in connection with up to the first $5,000,000 raised in such equity financing(s). It is anticipated that the strike price of such Additional Options shall be the lower of (i) the conversion price (into Common Stock) of the securities issued in the equity financing triggering such grant, or (ii) the fair market value of the common stock on the date of grant (which date shall be the date of the closing of the equity financing triggering such grant). On August 26, 1999, the Company granted 434,730 options to purchase common stock with a strike price of $2.00 to the CEO.



[2] Equity financing:



     On September 10, 1999, the Company completed a private placement of Series B Convertible Preferred Stock and redeemable common stock purchase warrants, raising net proceeds of approximately $20,899,000. The financing was comprised of 1,050,000 shares of Series B Preferred Stock convertible into an aggregate of 10,500,000 shares of common stock and the issuance of warrants to purchase an additional 5,250,000 shares of common stock at an exercise price of $2.00 per share. In addition, the Company sold Series C Convertible Preferred Stock and redeemable common stock purchase warrants. The financing was comprised of 100,000 shares of Series C Preferred Stock convertible into 1,000,000 shares of common stock and the issuance of warrants to purchase an additional 500,000 shares of common stock at an exercise price of $2.00 per share, raising net proceeds of $2,000,000. The placement agent in these financings received fees of approximately $1,329,000 and warrants to purchase 929,929 shares of common stock at an exercise price of $2.00 per share. The financing included the conversion of $2,000,000 of the Company's outstanding 10% Senior Convertible Notes and $54,829 of accrued interest into Series B Preferred Stock.



[3] Fulfillment agreement:



     On July 8, 1999, the Company entered into a product fulfillment agreement with Taymark, one of the nation's largest direct marketer's of party supplies. Under the agreement, the Company will utilize Taymark's inventory and fulfillment services to deliver merchandise ordered on the site, or directly through a toll-free telephone number, directly to consumers. Taymark will purchase the Company's inventory as of September 30, 1999 at cost, up to $100,000. The initial term of the agreement runs through December 21, 2002. The agreement contains certain restrictions on competition by Taymark. As additional consideration for services provided by Taymark, the Company issued to Taymark warrants to purchase 3,000,000 shares of common stock at an exercise price of $3.75.

[4] Advertising agreement:



     On September 27, 1999, the Company entered into two agreements with America Online, Inc., a Shopping Channel Promotion Agreement and an Advertising Purchase Agreement to provide promotions on the AOL website totaling $1,356,594. The term of the two agreements are ten months.



[5] Website development agreement:



     On August 5, 1999, the Company entered into a fixed fee agreement with Rare Medium Inc. to develop a new website, including the development of a new visual identity, additional functionality and a new technical infrastructure to better support the scalability of the Company's website. The fixed fee for the services provided is $465,000.



[6] Advertising and public relations agency agreements:



     On September 29, 1999, the Company entered into an agreement with Kirshenbaum Bond & Partners ("Kirshenbaum") to create a marketing communications program. The annual fee payable to Kirshenbaum is $1,026,000 to be paid in 12 monthly installments. In addition to the annual fee, the Company will pay a 15% commission on internet advertising and a 4% commission on TV and radio advertising placed through Kirshenbaum.



[7] Affiliate program agreement:



     On August 11, 1999, the Company entered into an agreement with LinkShare Corporation to provide services, using LinkShare's proprietary software, to facilitate establishing links between the Company and affiliates and tracking sales through those affiliates. The initial term of the agreement is eighteen months. For the licensing of the LinkShare software, the Company will pay a one-time license fee of $5,000 and 2.0%--2.5% of each sale completed through the Company's affiliate program.



[8] Stock option plan:



     On August 24, 1999, the Company increased the number of options available under the 1998 Incentive and Nonqualified Stock Option Plan to 4,000,000 shares.



[9] Consulting agreement:



     On September 7, 1999, the Company entered into a three year consulting agreement with one of its outside directors. Compensation under the agreement consists of options to purchase 100,000 shares of the Company's common stock with an exercise price of $2.00. The options vest ratably over three years provided that the director is still providing consulting services to the Company on those dates. The fair market value of the Company's stock on the grant date was $3.94.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS AND ITEM 2. DESCRIPTION OF EXHIBITS.


EXHIBIT
  NO.                                        DESCRIPTION                                           LOCATION
--------  ----------------------------------------------------------------------------------  -------------------
 3.1      Restated Certificate of Incorporation of WSI Acquisitions Corp., and Certificate    Previously Filed
          of Merger by iParty Corp. into WSI Acquisition Corp.
 3.2      By-Laws of WSI Acquisitions Corp.                                                   Previously Filed
 4        Certificate of Designation of Series A Preferred Stock of WSI Acquisitions, Corp.   Previously Filed
4.1       Certificate of Designation of Series B Convertible Preferred Stock of the Company   Filed Herewith
4.2       Certificate of Designation of Series C Convertible Preferred Stock of the Company.  Filed Herewith
4.3       Warrant Agreement between the Company, Continental Stock Transfer and Trust         Filed Herewith
          Company and Commonwealth Associates, LP.
4.4       Warrant Agreement between the Company, Continental Stock Transfer and Trust         Filed Herewith
          Company and Commonwealth Associates, LP.
10.1      Merger Agreement by and between iParty Corp. and WSI Acquisitions Corp.             Previously Filed
10.2      1998 Incentive and Non-Qualified Stock Option Plan                                  Previously Filed
10.3      Fry MultiMedia Web Site Development Agreement                                       Previously Filed
10.4      iVillage Web Site Development Service Agreement                                     Previously Filed
10.5      Order Trust Agreement by and between the Company and Order Trust.                   Previously Filed
10.6      Consulting Agreement of Byron Hero                                                  Previously Filed
10.7      Employment Agreement of Maureen Broughton Murrah                                    Previously Filed
10.8      Employment Agreement of Patrick Farrell                                             Previously Filed
10.9      Employment Agreement by and between the Company and Sal Perisano                    Filed Herewith
10.10     StarGreetings License Agreement                                                     Previously Filed
10.11     Service Agreement between the Company and TechSpace LLC (as amended)                Previously Filed
10.12     Consulting Agreement of Sal Perisano                                                Previously Filed
10.13     Finder's Fee Agreement between iParty LLC and Byron Hero                            Previously Filed
10.14     Form of "StarGreeting" Agreement with Celebrities                                   Previously Filed
10.15     Funding Agreement between the Company, Robert H. Lessin and Ajmal Khan              Previously Filed
10.16     Fulfillment Agreement between the Company and Taymark                               Previously Filed
10.17     Agreement between the Company and Rare Medium, Inc.                                 Filed Herewith
10.18     Agreement between the Company and LinkShare Corporation                             Filed Herewith
10.19     Agreement between the Company and America Online, Inc.                              Filed Herewith
10.20     Agreement between the Company and Kirshenbaum Bond Partners                         Filed Herewith
10.21     Consulting Agreement between the Company and Stuart Moldaw                          Filed Herewith
21        Subsidiaries of the Company                                                         Previously Filed
27.1      Financial Data Schedule                                                             Filed Herewith

                                   SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          iPARTY CORP.

                                          By: /s /  SAL PERISANO
                                            ------------------------------------
                                              Name: Sal Perisano
                                              Title: Chief Executive Officer



October 19, 1999


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